UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

CONTENTS

2	Additional Information

3	Corporate Information

4	Letter to Shareholders

5	Management’s Discussion and Analysis of Financial Condition and Results of Operations

12	Corporate Governance Report

19	Other Information

32	Condensed Consolidated Statement of Operations

33	Condensed Consolidated Balance Sheet

34	Condensed Consolidated Statements of Equity and Comprehensive Income (Loss)

35	Condensed Consolidated Statement of Cash Flows

36	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, and financial stability in end markets.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a results of new information, future events or otherwise.

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ADDITIONAL INFORMATION

References in this interim report to:
  “2011 AGM” are to the Company’s Annual General Meeting held on June 29, 2011;

  “Board” are to the board of directors of the Company;

  “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

  “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

  “EUR” are to Euros;

  “HK$” are to Hong Kong dollars;

  “Listing Rules” are to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

  “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

  “Rmb” are to Renminbi;

  “SEC” are to the U.S. Securities and Exchange Commission;

  “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited; and

  “US$” or “USD” are to U.S. dollars.
All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer and 45 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies. “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. References to “U.S. GAAP” mean the generally accepted accounting principles in the United States. Unless otherwise indicated, our financial information presented in this interim report has been prepared in accordance with U.S. GAAP.

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CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International
Corporation (the “Company”)

Chinese name

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area
Shanghai 201203
PRC

Place of business in Hong Kong registered	Suite 3003
under Part XI of the Companies Ordinance	30th Floor
No. 9 Queen’s Road Central
Hong Kong

Website address	http://www.smics.com

Company secretary	Anne Wai Yui Chen

Authorized representatives	Zhang Wenyi
Anne Wai Yui Chen

Places of listing	The Stock Exchange of Hong Kong Limited
(“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	0981 (HKSE)
SMI (NYSE)

* For identification purposes only

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LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are very honored to be SMIC’s newly appointed Chairman and Chief Executive Officer. One of our major priorities is to ensure that the board, management, and all employees are working together cohesively and effectively in best serving our valued customers and maximizing shareholder value. Our primary target remains unchanged, which is to achieve sustainable profitability while maintaining our momentum in technology development.

On behalf of the Board, we would like to express sorrow for the loss of our former Chairman Jiang Shang Zhou and sincere gratitude for his dedication to SMIC. We are also happy to welcome Professor Lawrence Juen-Yee Lau and Mr. Frank Meng to our Board.

During the first half of 2011, China Investment Corporation (or “CIC”) invested $250 million in SMIC, becoming our second largest shareholder. Following this announcement, Datang, our largest shareholder, also supported us by expressing their intention to exercise its pre-emptive right by investing additional $58 million for convertible preferred shares and pre-emptive warrants. We welcome our new and existing shareholders and greatly appreciate their confidence in our future execution. These capital injections will further help SMIC to expand its technology roadmap and strengthen our foothold as one of the leading foundries globally.

We are aware that some investors may have experienced uncertainty or anxiety due to recent events, and we sincerely apologize on behalf of the Board, but we also want to reassure you that none of our operations were interrupted. In addition, the management has been working vigorously in collaborating and in communicating with our customers, suppliers, banks, and investors. We are working to rebuild shareholder value by focusing on our value-added strengths and opportunities.

Given its crucial role in China’s semiconductor industry with its advanced node foundry capability, SMIC’s position in China provides ample opportunities, meanwhile, it remains independent and international to capture market share globally, and to grow its value.

We recognize the recent macroeconomic turmoil and the need to be equipped for the worst, so we are preparing for a long industry downturn. We will work to implement cost reduction and speed up technology and new product development, and we will pay special attention to refining our mature processes and products. We are determined to achieve company-wide unity and to focus on growth and development; putting in full effort and solid performance to create concrete results, in order to quickly create a new phase of stability, harmony, and progress.

We appreciate your continued support and trust, as we continue to execute for shareholder value.

Zhang Wenyi	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China
August 29, 2011

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2011, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

SALES

Sales increased by 0.4 % from US$720.1 million for the six months ended June 30, 2010 to US$ 722.9 million for the six months ended June 30, 2011, primarily due to an increase in mask revenue to total revenue during this period as well as a significant change in China sales. The number of wafer shipments decreased 2.4% from 945,654 8-inch wafer equivalents to 922,783 8-inch wafer equivalents.

COST OF SALES AND GROSS PROFIT

Cost of sales remained relatively flat at US$603.9 million for the six months ended June 30, 2011, a slight 1.2% decrease from US$611.2 million for the six months ended June 30, 2010.

The Company had a gross profit of US$119.1 million for the six months ended June 30, 2011 compared to a gross profit of US$108.9 million for the six months ended June 30, 2010. Gross margins increased to 16.5% for the six months ended June 30, 2011 from 15.1% for the six months ended June 30, 2010. The increase in gross margin was primarily due to a lower depreciation expenses in 2011.

OPERATING INCOME, EXPENSES AND LOSS FROM OPERATIONS

Operating expenses decreased by 11.7% from US$143.8 million for the six months ended June 30, 2010 to US$127.0 million for the six months ended June 30, 2011.

Research and development expenses increased by 6.6% from US$94.8 million for the six months ended June 30, 2010 to US$101.1 million for the six months ended June 30, 2011 primarily due to the increase of research and development activities.

Selling and marketing expenses increased by 24.2% from US$12.8 million for the six months ended June 30, 2010 to US$15.9 million for the six months ended June 30, 2011 due to an increase in selling activities. and personnel related activities.

General and administrative expenses decreased by 66.4% from US$31.3 million for the six months ended June 30, 2010 to US$10.5 million for the six months ended June 30, 2011 due to a recovery from bad debt of US$20.1 million.

An asset impairment loss of US$5.1 million was recorded in the six months ended June 30, 2010 related to operational efficiency improvement efforts.

Income from the disposal of properties decreased from a gain of US$0.3 million for the six months ended June 30, 2010 to a loss of US$0.03 million for the six months ended June 30, 2011

The Company’s operating loss was US$8.0 million for the six months ended June 30, 2011 compared to operating loss of US$34.9 million for the six months ended June 30, 2010.

The Company’s operating margin was -1.1% for the six months ended June 30, 2011 and -4.8% for the six months ended June 30, 2010.

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OTHER INCOME (EXPENSES)

Other income was US$3.2 million for the six months ended June 30, 2011 compared to other expenses of US$55.3 million for the six months ended June 30, 2010. The fluctuation was primarily attributed to the change in fair value of the commitment to issue shares and warrants in relation to the settlement of TSMC litigation; such fair value change amounted to a loss of $40.6 million for the six months ended June 30, 2010.

The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a gain of US$7.9 million for the six months ended June 30, 2011 compared to a loss of US$6.4 million for the six months ended June 30, 2010.

INCOME FROM DISCONTINUED OPERATIONS

Income on discontinued operations of US$14.7 million represents both the results of operations of Semiconductor Manufacturing International (AT) Corporation (“AT”) for the period from January 1, 2011 to the date it was deconsolidated and a gain on deconsolidation of AT.

NET INCOME

Due to the factors described above, the Company had a net income attributable to holders of ordinary shares of US$6.5 million for the six months ended June 30, 2011 compared to a net loss of US$85.9 million for the six months ended June 30, 2010.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2011, the Company incurred capital expenditures of US$617.0 million compared to US$156.0 million for the six months ended June 30, 2010. The Company has financed substantial capital expenditure requirements through the cash flows from operations and financing.

The Company had US$410.9 million in cash and cash equivalents as of June 30, 2011. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, European Euro, and Chinese Renminbi. The net cash provided by operating activities decreased by 52.4% from US$320.8 million as of June 30, 2010 to US$152.8 million as of June 30, 2011.

Net cash used in investing activities was US$757.7 million for the six months ended June 30, 2011, primarily attributable to purchases of plant and equipment for the Fab in Shanghai and Fab in Beijing. For the six months ended June 30, 2010, net cash used in investing activities was US$172.4 million primarily attributable to purchases of plant and equipment for the Fab in Shanghai and Fab in Beijing.

The Company’s net cash provided by financing activities was US$499.5 million for the six months ended June 30, 2011. This was primarily resulting from US$744.3 million in proceeds from short-term borrowings, US$15.0 million in the repayment of promissory notes, US$403.9 million in the repayment of short-term borrowings, and US$90.4 million in the repayment of long-term debt.

As of June 30, 2011, the Company’s outstanding long-term liabilities primarily consisted of US$433.6 million in secured bank loans, and US$251.5 million classified as the current portion of long-term loans. The long-term loans are repayable in installments commencing in December 2006 with the last payments due in June 2013.

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2006 Loan Facility (SMIC Shanghai). In June 2006, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”) entered into a USD denominated long-term facility arrangement for US$600.0 million with a consortium of international and PRC banks. Of this principal amount, US$393.0 million was used to repay the principal amount outstanding under SMIC Shanghai’s bank facilities from December 2001 and January 2004. The remaining principal amount was used to finance future expansion and general corporate requirement for SMIC Shanghai. This facility is secured by the manufacturing equipment located in SMIC Shanghai 8-inch fabs. The Company has guaranteed SMIC Shanghai’s obligations under this facility. In August 2010, the borrowing of SMIC Shanghai was fully repaid. The interest rate on this loan facility ranged from 1.55% to 1.81%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 was US$1.4 million of which US$0.3 million was capitalized additions to assets under construction for the six months ended June 30, 2010.

2009 USD & RMB Loan Facility (SMIC Shanghai). In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. As of June 30, 2011, SMIC Shanghai had drawn down US$92 million and RMB200 million (US$29.4 million) respectively, on this loan facility. The principal amount is repayable in June 2011. As of June 30, 2011, SMIC Shanghai has repaid RMB200 million according to the repayment schedule. The interest rate on this loan facility ranged from 2.40% to 4.86%, for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 and 2010 was US$1.7 million and US$1.7 million, of which US$0.6 million and US$0.4 million was capitalized additions to assets under construction for the six months ended June 30, 2011 and 2010, respectively.

2011 USD Loan Facility (SMIC Shanghai). In April 2011, SMIC Shanghai entered into the Shanghai USD loan, a new two-year trading facility in the principal amount of US$69 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion for SMIC Shanghai’s 12-inch fab. As of June 30, 2011, SMIC Shanghai had drawn down US$12 million, on this loan facility. The principal amount is repayable in June 2013. The interest rate on this loan facility was 4.40%, for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 was US$0.03 million, of which US$0.01 million was capitalized additions to assets under construction for the six months ended June 30, 2011.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into a five year USD denominated loan facility in the aggregate principal amount of US$600.0 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan will be used to expand the capacity of SMIC Beijing’s fabs. The facility is secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabs. The Company has guaranteed SMIC Beijing’s obligations under this facility. As of June 30, 2011, SMIC Beijing had repaid US$319.9 million according to the repayment schedule. On June 26, 2009, SMIC Beijing amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The interest rate on this loan facility ranged from 2.60% to 2.66%, for the six months ended June 30,2011. The interest expense incurred for the six months ended June 30, 2011 and 2010 was US$4.5 million and US$4.0 million of which US$3.0 million and US$0.5 million was capitalized as additions to assets under construction for the six months ended June 30, 2011 and 2010, respectively.

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Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	Where [Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

2.	(Total liability – borrowings from shareholders, including principal and interest)/Total assets > 60% (when SMIC Beijing’s capacity is less than 20,000 12-inch wafers per month); and (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 50% (when SMIC Beijing’s capacity exceeds 20,000 12-inch wafers per month).

In June 2011, the syndicate of banks agreed on an amendment of covenant regarding item 2 above as below:

     (Total liability – borrowings from shareholders, including principal and interest)/Total assets > 70%

Such amendment will remains in effect from January 1, 2011 to June 30, 2012.

SMIC Beijing has complied with these covenants as of June 30, 2011.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ends on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual installments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008.

As of June 30, 2010, Semiconductor Manufacturing International (Tianjin) Corporation (“SMIC Tianjin”) had drawn down EUR 15.1 million. In November 2010, the borrowings of SMIC Tianjin amounting to EUR 15.1 million was fully repaid. The interest rate on this loan facility ranged from 0.97% to 1.85%, for the six months ended June 30, 2010. The interest expense incurred for the six months ended June 30, 2010 was US$0.02 million of which US$229 was capitalized additions to assets under construction for the six months ended June 30, 2010. In November 2010, the borrowing of SMIC Tianjin was fully repaid.

As of June 30, 2011, SMIC Shanghai had drawdown EUR 56.9 million and repaid an aggregated amount of EUR 44.1 million with a remaining balance of EUR 12.8 million (the US dollar equivalent of US$18.4 million). The interest rate on this loan facility ranged from 2.52% to 4.56%, for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 and 2010 was US$0.4 million and US$0.2 million of which US$0.1 million and US$0.05 million was capitalized additions to assets under construction for the six months ended June 30, 2011 and 2010, respectively.

2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility is secured by the manufacturing equipment located in our Tianjin fab, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of June 30, 2011, SMIC Tianjin had drawn down US$259.0 million on this loan facility. The principal amount is repayable starting from February 2010 in six semi-annual installments. As of June 30, 2011, SMIC Tianjin had repaid US$215.9 million. The interest rate on the loan ranged from 1.65% to 1.71%,

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for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 and 2010 were US$0.5 million and US$1.3 million, of which US$0.07 million and US$0.02 million was capitalized as additions to assets under construction for the six months ended June 30, 2011 and 2010, respectively.

Any of the following in respect of SMIC Tianjin would constitute an event of default during the term of the facility:

1.	[Net profit + depreciation + amortization + financial expenses – (increase of accounts receivable and advanced payments + increase of inventory – increase in accounts payable and advanced receipts)]/financial expenses < 1; and

2.	The ratio of total debt to total assets is more than 60% during the ramp up period of SMIC Tianjin and more than 40% after the facility is at full capacity.

SMIC Tianjin has complied with these covenants as of June 30, 2011.

Short-term Credit Agreements. As of June 30, 2011, the Company had short-term credit agreements that provided total credit facilities up to approximately US$926.5 million on a revolving credit basis. As of June 30, 2011, the Company had drawn down approximately US$712.4 million under these credit agreements and approximately US$214.1 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for the amount of US$50.6 million, which is secured by term deposits.

The interest expense incurred for the six months ended June 30, 2011 and 2010 were US$9.7 million and US$5.7 million, respectively. The interest rate on the loans ranged from 1.75% to 5.84%, for the six months ended June 30, 2011.

CAPITALIZED INTEREST

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$8.7 million and US$3.1 million have been added to the cost of the underlying assets during the six months ended June 30, 2011 and June 30, 2010, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2011 and June 30, 2010, the Company recorded amortization expenses relating to the capitalized interest of US$3.4 million and US$3.6 million, respectively.

COMMITMENTS

As of June 30, 2011, the Company had commitments of US$83 million for facilities construction obligations in Beijing, Tianjin, Shanghai and Wuhan Living Quarter and US$537 million to purchase machinery and equipment mainly for the Beijing, Tianjin and Shanghai fabs in the coming 18 months.

DEBT TO EQUITY RATIO

As of June 30, 2011, the Company’s debt to equity ratio was 47.1% calculated by dividing the sum of the short-term borrowings, current portion of long-term debt, and long-term debt by total shareholders’ equity.
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CONTINGENT LIABILITIES

The Company recorded a contingent liability in relation to claims from an unrelated semiconductor manufacturer based on its best estimate of the probable amount of its liability as of December 31, 2010. For the six months ended June 30, 2011, the Company believes that the recorded amount still reflects its best estimate of the probable amount of the liability.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Company’s revenues, expenses, and capital expenditure are primarily transacted in United States Dollars. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing conducted in currencies other than U.S. dollar, the Company is primarily exposed to changes in exchange rates for the EURO, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or EURO and do not qualify for hedge accounting in accordance with ASC 815. As of June 30, 2011, the Company had outstanding foreign currency forward exchange contracts with a notional amount of US$274 million all of which matured before Jun 2012. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2011, the fair value of foreign currency forward exchange contracts was a gain of approximately US$0.23 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

CROSS CURRENCY SWAP FLUCTUATION RISK

At June 30, 2011, the Company had a long-term loan facility agreement outstanding in the aggregate principal amount of EUR5.7 million. The company is primarily exposed to changes in exchange rate for the EURO.

To minimize the risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign-currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with ASC 815.

As of June 30, 2011, the Company had outstanding cross currency swap contracts with a notional amount of US$8.2 million all of which will mature before May 2012. Notional amounts are stated in U.S. dollar equivalent spot market exchange rates, as of the respective dates.

As of June 30, 2011, the fair value of foreign currency forward exchange contracts was a loss of approximately US$0.12 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

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INTEREST RATE RISK

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s U.S. dollar-denominated loans are linked to the LIBOR. The interest on the Company’s EURO denominated loans are linked to the EURIBOR. As a result, the interest on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

As of June 30, 2011, the Company had outstanding interest rate swap contracts with a notional amount of US$72 million all of which will mature before December 2012.

EMPLOYEES EQUITY INCENTIVE PLAN

Pursuant to the shareholders’ approval obtained at the annual general meeting held on June 3, 2010, the number of shares reserved for issuance under the 2004 Equity Incentive Plan was increased by an additional 560,522,395 (representing 2.5% of the issued share capital as at March 31, 2010) to a new limit of 1,015,931,725 ordinary shares of the Company.

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2010 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

Looking into the second half of 2011, the Company remains cautious on the overall industry outlook and has revised down its full year capital expenditure for 2011 from the originally stated $1 billion to $800 million. We expect third quarter 2011 revenue to decline by -14% to -17% compared to second quarter of 2011. This decline was in part due to our customer transition to 65nm and 45nm, and largely due to unexpected changes in some of our customers’ programs. The overall demand from both international and domestic customers is weaker than expected due to relatively soft end-market consumption and high inventory, in addition to sudden customer product changes. Despite these changes, we continue to have new tape outs for 65nm and customers committed to working with us on their 45/40nm products, which will likely contribute meaningful revenue next year.

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CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Code on Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices to which an issuer is encouraged to comply (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, respectively) (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations” > “Corporate Governance”, incorporates all of the Code Provisions of the CG Code except for paragraph E.1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

Save as disclosed below, none of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the financial period from January 1, 2011 to June 30, 2011, in compliance with the CG Code.

(a)	Code Provision A.2.1
Code Provision A.2.1 provides that “the roles of chairman and chief executive officer should be separate and should not be performed by the same individual”. On July 13, 2011, Dr. David N.K. Wang resigned from his position as the Chief Executive Officer of the Company. Subsequently, Mr. Zhang Wenyi was appointed as the Chairman of the Board and the Acting Chief Executive Officer with effect from July 15, 2011. Mr. Zhang ceased to be the Acting Chief Executive Officer when Dr. Tzu-Yin Chiu was appointed as the Chief Executive Officer on August 5, 2011. As a result, the Company did not meet the requirement under Code Provision A.2.1 for the interim period from July 15, 2011 to August 4, 2011.

(b)	Code Provision E.1.2
Code provision E.1.2 of the CG Code provides that “the chairman of the board should attend the annual general meeting”. Following the passing away of Mr. Jiang Shang Zhou, former Chairman of the Board, on June 27, 2011, the chairman position was vacated until being filled by Mr. Zhang Wenyi on July 15, 2011. As a result, no chairman of the Board attended the 2011 AGM which was held on June 29, 2011.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all members of the Board have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2011. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

12	SMIC
INTERIM REPORT 2011

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board acting itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of nine Directors as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of directors eligible for re-election at each annual general meeting of shareholders.

Each class of Director will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2011 AGM (except Dr. David N.K. Wang who was not re-elected at that AGM, and Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu whose appointment as Directors took effect on June 30, 2011 and August 5, 2011 respectively) to hold office until the 2014 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2009 annual general meeting (except Dr. Chen Shanzhi who was elected at that annual general meeting, and Mr. Frank Meng whose appointment as Director took effect from August 23, 2011) to hold office until the 2012 annual general meeting of the Company. The Class III Directors were re-elected at the 2010 annual general meeting (except Professor Lawrence Juen-Yee Lau whose appointment as Director took effect from June 30, 2011) for a term of three years to hold office until the 2013 annual general meeting of the Company.

Following the passing away of Mr. Jiang Shang Zhou on June 27, 2011, the Company only had two independent non-executive directors (“INEDs”), namely, Mr. Tsuyoshi Kawanishi and Mr. Lip-Bu Tan, until the appointment of Mr. Zhang Wenyi as INED took effect on June 30, 2011. Subsequently on July 2, 2011, Mr. Zhang Wenyi was redesignated as executive director, following which the position of the third INED of the Company as required by Rule 3.10(1) of the Listing Rules was vacated. On August 23, 2011, Mr. Frank Meng was appointed as the third INED. Following the appointment of Mr. Meng, the Company complies with the minimum number requirement under Rule 3.10(1).

Save as disclosed above, for the six months ended June 30, 2011, the Board has complied with the minimum requirements of the Listing Rules relating to the appointment of at least three INEDs on the Board, and complied with the requirement that these should include one such director with appropriate professional qualifications or accounting or related financial management expertise.

As of the date of this interim report, the roles of the chairman and chief executive officer are segregated and such roles are exercised by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu respectively.

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The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau	Non-executive Director	Class III

On an annual basis, each independent non-executive director confirms his independence to the Company, and the Company considers these directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary (and on some occasions, the Chief Administrative officer assisted) assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings were dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled “Changes in Directorate and Update of Directors’ Information” below for further details on the changes in certain information relating to the Directors during the course of their respective terms of office.

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BOARD COMMITTEE

The Board has established the following principal committees to assist it in exercising its obligations. These committees (except the Audit Committee) consist of a majority of Independent Non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference.

Audit Committee
As of June 30, 2011, the Company’s Audit Committee (the “Audit Committee”) consisted of only two members, namely Mr. Lip-Bu Tan (chairman of Audit Committee) and Mr. Gao Yonggang. The position of the third member of the Audit Committee as required under rule 3.21 of the Listing Rules has been vacated following the passing away of former Independent Non-executive Director and Audit Committee member Mr. Jiang Shang Zhou on June 27, 2011. The Company is taking steps to arrange for the appointment of the third member of the Audit Committee as soon as practicable. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as Audit Committee member of the Company, Lip-Bu Tan, one of the members of the Audit Committee, currently also serves on the audit committee of another publicly traded company, SINA Corporation. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. Tan to effectively serve on the Company’s Audit Committee.

The responsibilities of the Audit Committee include, among other things:
  making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of compensating and overseeing the work of the Company’s independent auditor, including reviewing the experience, qualifications and performance of the senior members of the independent auditor team and pre-approving all non-audit services to be provided by the Company’s independent auditor;

  approving the remuneration and terms of engagement of the Company’s independent auditor;

  reviewing reports from the Company’s independent auditor regarding its internal quality-control procedures and any material issues raised in the most recent review or investigation of such procedures and regarding all relationships between the Company and the independent auditor;

  pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding two years;

  reviewing the Company’s annual and interim financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

  reviewing the planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below) and the quality and effectiveness of the Company’s internal controls;

  reviewing the Company’s risk assessment and management policies;
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  reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

  establishing procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters, potential violations of law and questionable accounting or auditing matters; and

  obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.
The Audit Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Audit Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the audit policy of the Company. The meeting schedule for the year is planned in the preceding year. The Company Secretary (and on some occasions, the Chief Administrative Officer assisted) assists the chairman of the Audit Committee in preparing the agenda for meetings and assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings were dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Audit Committee meeting, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s outside auditors, the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions, (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee
As of June 30, 2011, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Tsuyoshi Kawanishi and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:
  approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

  reviewing and making recommendations to the Board with respect to Director compensation, including equity-based compensation;
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  administering and periodically reviewing and making recommendations to the Board regarding the long-term incentive compensation or equity plans made available to the Directors, employees and consultants;

  reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

  ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.
The Compensation Committee reports its work, findings and recommendations to the Board during each quarterly Board meeting.

The Compensation Committee meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for the year is planned in the preceding year. The Company Secretary (and on some occasions, the Chief Administrative Officer assisted) assists the chairman of the Compensation Committee in preparing the agenda for meetings and assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting were dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Compensation Committee meeting, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Internal Audit Department
The Internal Audit Department works with and supports the Company’s management team and the Audit Committee in monitoring the Company’s compliance with its internal governance policies. On a regular basis, the internal audit department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. After completing an audit, the internal audit department furnishes the Company’s management team and the Audit Committee with analyses, appraisals, recommendations, counsel, and information concerning the activities reviewed. The internal audit department can also conduct reviews and investigations on an ad hoc basis.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices
Companies listed on the New York Stock Exchange must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the United States Securities and Exchange Commission and are listed on the New York Stock Exchange, or the NYSE, the Company is also subject to certain U.S. corporate

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governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:
  The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. The Company is not subject to this requirement, and the Company has not established a nominating/corporate governance committee.

  The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of audit committee members in accordance with Rule 10A-3 under the U.S. Securities and Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

  The Company believes that the composition of the Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our audit and compensation committees may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. The Company is not subject to this requirement, and we have not addressed this in our compensation committee charter. We disclose the amounts of compensation of our directors on a named basis and the five highest individuals on an aggregate basis in our annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

  The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. The Company complies with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.
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OTHER INFORMATION

1.	DIVIDENDS

The Board of the Company proposed not to declare an interim dividend for the period of the six months ended June 30, 2011.

2.	SHARE CAPITAL

During the six months ended June 30, 2011, the Company issued 62,640,812 Ordinary Shares to certain of the Company’s eligible participants including employees, directors, officers and service providers of the Company (“eligible participants”) pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and 58,607,164 ordinary shares to certain of the eligible participants pursuant to the Company’s 2004 equity incentive plan.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2011:
Ordinary Shares	27,454,995,323
Convertible Preferred Shares (Note)	360,589,053

Note:
Please refer to the section entitled “Substantial Shareholders’ Interests — B. Preferred Shares (Convertible Preferred Shares)” for further details of the terms related to the conversion of the convertible preferred shares.

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees generally vest at a rate of 10% upon the second anniversary of the vesting commencement date, an additional 20% on the third anniversary of the vesting commencement date, and an additional 70% upon the fourth anniversary of the vesting commencement date. Restricted Share Units granted to existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit.

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INTERIM REPORT 2011

For the twelve months ended December 31, 2010, the Compensation Committee granted a total of 207,315,992 Restricted Share Units. And for the six months ended June 30, 2011, the Compensation Committee granted a total of 21,349,030 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2011
1-Jan	16,111,692
21-Jan	200,600
22-Jan	12,600
29-Jan	75,000
1-Feb	2,162,791
4-Feb	1,679,398
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,398
1-Mar	39,034,371
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,734,992
1-May	75,000
15-May	62,500
22-May	8,750
16-Jun	125,000
21-Jun	75,000
1-Jul	140,000
13-Aug	252,754
1-Sep	187,500
16-Oct	150,000
27-Oct	50,000
1-Nov	250,000
10-Nov	6,717,595
12-Dec	75,000
18-Dec	1,679,399
2012
1-Jan	14,520,961
29-Jan	75,000
1-Feb	2,162,792
4-Feb	1,679,399
13-Feb	75,000
16-Feb	75,000
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
21-May	8,750
13-Aug	252,754
1-Sep	187,500
27-Oct	50,000
10-Nov	6,717,595
18-Dec	1,679,398

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INTERIM REPORT 2011

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2013
1-Jan	9,652,200
1-Feb	2,162,791
4-Feb	1,679,398
23-Feb	1,679,398
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,992
13-Aug	252,754
1-Sep	187,500
10-Nov	6,717,595
18-Dec	1,679,398
2014
1-Jan	9,652,229
1-Feb	2,162,792
4-Feb	1,679,399
23-Feb	1,679,399
5-Mar	50,000
12-Mar	125,000
16-Mar	50,000
31-Mar	125,000
1-Apr	1,684,993
13-Aug	252,755
1-Sep	187,500
2015
1-Jan	4,944,984

3.	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which they were interested as of June 30, 2011 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

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INTERIM REPORT 2011

A. Ordinary Shares

	Number of Shares/	Percentage of
	Underlying Shares	Issued Share
Name of Shareholder	Held(1)	Capital
Datang Telecom Technology & Industry Holdings	5,227,132,761	19.04%
Co., Ltd. (“Datang”)	(long position)(2)
Shanghai Industrial Investment (Holdings)	310,008,000	1.13%
Company Limited (“SIIC”)	(long position)(3)
	1,833,269,340	6.68%
	(long position)(4)
Total	2,143,277,340	7.81%
	(long position)
Taiwan Semiconductor Manufacturing Company	1,789,493,218	6.52%
Limited (“TSMC”)	(long position)(5)
	707,899,976	2.58%
	(long position)(5)
Total	2,497,393,194	9.10%
	(long position)

Notes:
(1)	It was based on 27,454,995,323 ordinary shares of the Company in issue as at June 30, 2011.

(2)	All such shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd..

(3)	All such shares are held by SIIC Treasury (B.V.I.) Limited which is a wholly-owned subsidiary of SIIC.

(4)
All such shares are held by S.I. Technology Production Holdings Limited (“SITPHL”) which is an indirect wholly-owned subsidiary of SIIC. SITPHL is a wholly-owned subsidiary of Shanghai Industrial Financial (Holdings) Company Limited (“SIFHCL”) which in turn is a wholly-owned subsidiary of Shanghai Industrial Financial Holdings Limited (“SIFHL”). By virtue of the SFO, SIIC and its subsidiaries, SIFHCL and SIFHL are deemed to be interested in the 1,833,269,340 Shares held by SITPHL. As at June 30, 2011, the Company’s Director, Mr. Zhou Jie, is an executive director and the executive vice president of SIIC. He is also an executive director and the executive deputy CEO of Shanghai Industrial Holdings Limited. It is the Company’s understanding that voting and investment control over the shares beneficially owned by SIIC are maintained by the board of directors of SIIC.

(5)	On November 9, 2009, the Company entered into a share and warrant issuance agreement with TSMC whereupon the Company conditionally agreed, subject to receipt of required government and regulatory approvals, to issue to TSMC 1,789,493,218 ordinary shares and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 ordinary shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (the “Warrant”). On July 5, 2010, 1,789,493,218 ordinary shares and the Warrant were issued to TSMC, pursuant to the share and warrant issuance agreement. The number of shares underlying the Warrant that TSMC was interested in was 707,899,976 according to register kept by the Company under section 336 of the SFO. The number of ordinary shares deliverable to TSMC upon exercise of the Warrant was adjusted to 817,077,531 in June, 2011. As of the date of this interim report, TSMC has not exercised any part of the Warrant.

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B. Preferred Shares (Convertible Preferred Shares)(1)

Number of Shares/
Name of Shareholder	Underlying Shares Held
China Investment Corporation (“CIC”)	360,589,053
(Long position)(2)
72,117,810
(Long position)(2)
432,706,863
Total	(Long position)

(1)
As of June 30, 2011, the total number of convertible preferred shares of the Company in issue was 360,589,053. The terms of the convertible preferred shares are set out in Appendix III to the shareholders’ circular of the Company dated May 11, 2011.

(2)
On April 18, 2011, the Company entered into a subscription agreement with Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, or CIC, whereby (i) the Company conditionally agreed to allot and issue to CIC, and CIC conditionally agreed to subscribe through Country Hill Limited for 360,589,053 convertible preferred shares at a subscription price of HK$5.39 per convertible preferred share and (ii) the Company will issue a warrant to CIC to subscribe, in aggregate, up to 72,117,810 convertible preferred shares (subject to adjustment) at an exercise price of HK$5.39 per preferred share (the “CIC Warrant”). The 360,589,053 convertible preferred shares and the CIC Warrant were issued to CIC on June 3, 2011. As of the date of this interim report, CIC has not exercised any part of the CIC Warrant.

The terms related to the conversion of the convertible preferred shares are set out below:

The holders of the convertible preferred shares will have the right at any time to convert (in whole or in part) their convertible preferred shares into fully paid ordinary shares at the conversion rate of ten ordinary shares per convertible preferred share (which shall be for a minimum amount of 70,000,000 convertible preferred shares or, if less than 70,000,000 convertible preferred shares are then held by CIC, all of such convertible preferred shares). The holders of the convertible preferred shares are not required to pay any amount for conversion of their convertible preferred shares into ordinary shares. The ordinary shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other ordinary shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

The convertible preferred shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the closing date as if the holder of the convertible preferred shares has elected to convert its convertible preferred shares into ordinary shares on the mandatory conversion date.

The initial conversion rate of ten ordinary shares per convertible preferred share is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

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INTERIM REPORT 2011

In the event of any issue of any ordinary share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any ordinary share, the conversion rate in force immediately before such issue will be adjusted to compensate the holders of convertible preferred shares by reference to the lowest of:

(i)	the reference price per ordinary share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of ordinary shares by the Company, 90% of the relevant theoretical ex-rights price for an ordinary share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, ordinary share(s):

(1)
in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for ordinary shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into ordinary shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive ordinary shares; and

	c.	in respect of any other issue of ordinary shares by the Company, the relevant issue price for an ordinary share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an ordinary share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced;

	b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

The adjustment will become effective immediately following the date of the issuance of the new securities.

No adjustment to the conversion rate will be made which has the effect or result of: (i) reducing the initial conversion rate upon the issue of the convertible preferred shares, except upon any consolidation of ordinary shares or any corporate exercise with the effect of increasing the nominal value of the ordinary shares; or (ii) any ordinary share, upon conversion, falling to be issued at a price below the nominal value of the ordinary share.

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INTERIM REPORT 2011

4.	SHAREHOLDING INTERESTS OF THE DIRECTORS OF THE COMPANY

As of June 30, 2011, the interests or short positions of the Directors in the ordinary shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO, as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and SEHK pursuant to the Model Code) were as follows:

			Percentage of
		Number of	Aggregate
		Shares/	Interests to
		Underlying	Total Issued
Board Member	Nature of Interest	Shares held	Share Capital
Chen Shanzhi	Personal Interest(1)	3,145,319	*
Gao Yonggang	Personal Interest(1)	3,145,319	*
Tsuyoshi Kawanishi	Personal Interest(2)	3,134,877
	Personal Interest(3)	1,000,000
	Personal Interest(4)	500,000
	Personal Interest(5)	1,500,000
Total		6,134,877	*
Lip-Bu Tan	Personal Interest(2)	3,134,877
	Personal Interest(3)	1,000,000
	Personal Interest(4)	500,000
Total		4,634,877	*

*	Indicates less than 1%.

Notes:

(1)
On May 24, 2010, each of Dr. Chen and Mr. Gao was granted an option to purchase 3,145,319 ordinary shares at a price per share of HK$0.59. These options will expire on the earlier of May 23, 2020 or 120 days after termination of the director’s service to the Board. As at June 30, 2011, none of these options have been exercised.

(2)
On February 23, 2010, each of Mr. Kawanishi and Mr. Tan was granted with an option to purchase 3,134,877 ordinary shares, at a price per share of HK$0.77. These options will expire on the earlier of February 22, 2020 or 120 days after termination of the director’s service to the Board. As at June 30, 2011, none of these options have been exercised.

(3)
On February 17, 2009, each of Mr. Kawanishi and Mr. Tan and was granted an option to purchase 1,000,000 ordinary shares at a price per share of HK$0.27. These options will expire on the earlier of February 17, 2019 or 120 days after termination of the director’s service to the Board. As at June 30, 2011, none of these options have been exercised.

(4)
On September 29, 2006, each of Mr. Kawanishi and Mr. Tan was granted an option to purchase 500,000 ordinary shares at a price of US$0.132 per share. These options were fully vested on May 30, 2008 and will expire on the earlier of September 29, 2016 or 120 days after termination of the director’s service to the Board. As of June 30, 2011, none of these options have been exercised.

(5)
Mr. Kawanishi has been granted options to purchase an aggregate of 1,500,000 ordinary shares, if fully exercised. These options will expire on July 12, 2012 and January 14, 2014 respectively. As of June 30, 2011, none of these options have been exercised.

As disclosed in the announcement of the Company dated August 5, 2011, Dr. Tzu-Yin Chiu has interest in 4,006,666 ordinary shares of the Company within the meaning of Part XV of the SFO.

SMIC	25
INTERIM REPORT 2011

2001 STOCK OPTION PLANS
											Weighted	Weighted
							Options				Average	Average
							Lapsed Due				Closing Price of	Closing Price of
							to				Shares	Shares
							Repurchase				immediately	immediately
					Options	Options	of Ordinary		Options		before Dates	before Dates
			No. of	Exercise	Outstanding	Lapsed	Shares	Options	Cancelled	Options	on which	on which
Name/Eligible		Period during which	Options	Price Per	as of	During	During	Exercised	During	Outstanding	Options were	Options were
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period*	During Period	Period	as of 6/30/11	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	3/28/2001	3/28/2001-3/27/2011	89,385,000	$0.01	2,400,000	30,000	—	2,370,000,000	—	—	$0.07	$0.03
Employees	4/2/2001	4/02/2001-4/01/2011	2,216,000	$0.01	210,000	20,000	—	190,000	—	—	$—	$0.03
Employees	4/16/2001	4/16/2001-4/15/2011	575,000	$0.01	35,000	—	—	35,000	—	—	$—	$0.03
Employees	4/28/2001	4/28/2001-4/27/2011	60,000	$0.01	42,000	—	—	42,000	—	—	$—	$0.03
Employees	5/14/2001	5/14/2001-5/13/2011	1,597,000	$0.01	10,000	10,000	—	—	—	—	$—	$0.03
Employees	5/15/2001	5/15/2001-5/14/2011	95,000	$0.01	35,000	—	—	—	—	35,000	$—	$0.03
Employees	7/1/2001	7/1/2001-6/30/2011	745,000	$0.01	49,000	—	—	—	—	49,000	$—	$0.03
Employees	7/15/2001	7/15/2001-7/14/2011	1,045,000	$0.01	160,000	—	—	60,000	—	100,000	$—	$0.03
Employees	7/16/2001	7/16/2001-7/15/2011	2,220,000	$0.01	38,500	—	—	24,500	—	14,000	$—	$0.03
Employees	7/27/2001	7/27/2001-7/26/2011	50,000	$0.01	50,000	—	—	50,000	—		$—	$0.03
Employees	7/30/2001	7/30/2001-7/29/2011	140,000	$0.01	100,000	—	—	100,000	—		$—	$0.03
Employees	8/7/2001	8/07/2001-8/06/2011	20,000	$0.01	20,000	—	—	20,000	—		$—	$0.03
Employees	8/15/2001	8/20/2001-8/19/2011	20,000	$0.01	20,000	—	—	20,000	—		$—	$0.03
Employees	8/20/2001	9/24/2001-9/23/2011	98,708,500	$0.01	8,366,700	—	—	3,785,600	—	4,581,100	$0.05	$0.03
Employees	9/24/2001	9/28/2001-9/27/2011	50,000	$0.01	50,000	—	—	50,000	—		$—	$0.03
Employees	1/24/2002	1/24/2002-1/23/2012	47,653,000	$0.01	6,735,500	—	—	2,190,000	—	4,545,500	$0.04	$0.03
Employees	1/24/2002	1/24/2002-1/23/2012	7,684,500	$0.02	624,100	2,500	—	155,100	—	466,500	$0.06	$0.03
Employees	4/10/2002	4/10/2002-4/09/2012	48,699,000	$0.02	6,575,900	—	—	2,107,000	—	4,468,900	$0.06	$0.05
Employees	4/11/2002	6/28/2002-6/27/2012	39,740,000	$0.02	4,166,000	—	—	982,000	—	3,184,000	$0.07	$0.06
Employees	6/28/2002	6/28/2002-6/27/2012	18,944,000	$0.05	4,564,000	—	—	1,195,000	—	3,369,000	$0.06	$0.06
Kawanishi, Tsuyosh	6/28/2002	7/11/2002-7/10/2012	500,000	$0.05	500,000	—	—	—	—	500,000	$—	$0.07
Employees	7/11/2002	7/11/2002-7/10/2012	2,780,000	$0.05	30,000	—	—		—	30,000	$—	$0.07
Service Providers	7/11/2002	9/26/2002-9/25/2012	50,000	$0.05	50,000	—	—	—	—	50,000	$—	$0.03
Employees	9/26/2002	9/26/2005-9/25/2012	5,770,000	$0.02	1,485,000	—	—	280,000	—	1,205,000	$0.07	$0.08
Employees	9/26/2002	9/26/2005-9/25/2012	65,948,300	$0.05	12,478,210	28,900	—	2,304,460	—	10,144,850	$0.08	$0.08
Employees	1/9/2003	1/09/2003-1/08/2013	53,831,000	$0.05	8,813,400	400,000	—	3,850,000	—	4,563,400	$0.08	$0.10
Employees	1/9/2003	4/01/2003-3/31/2013	18,804,900	$0.05	4,558,214	81,260	—	1,182,200	—	3,294,754	$0.08	$0.14
Employees	4/24/2003	4/24/2003-4/23/2013	58,488,000	$0.05	12,304,400	8,000	—	5,175,400	—	7,121,000	$0.08	$0.14
Employees	7/15/2003	7/15/2003-7/14/2013	59,699,900	$0.05	12,026,110	109,000	—	3,529,100	—	8,388,010	$0.08	$0.17
Employees	10/10/2003	10/10/2003-10/09/2013	49,535,400	$0.10	13,911,500	1,942,000	—	792,000	—	11,177,500	$—	$0.29
Employees	1/05/2004	1/05/2004-1/04/2014	130,901,110	$0.10	43,654,722	4,379,764	—	1,900,086	—	37,374,872	$0.10	$0.33
Kawanishi, Tsuyoshi	1/15/2004	1/15/2004-1/14/2014	1,000,000	$0.10	1,000,000	—	—	—	—	1,000,000	$—	$0.33
Service Providers	1/15/2004	1/15/2004-3/01/2005	4,100,000	$0.10	100,000	—	—	—	—	100,000	$—	$0.14
Senior Management	1/15/2004	1/15/2004-1/14/2014	2,700,000	$0.10	1,755,000	—	—	—	—	1,750,000	$—	$0.14
Others	1/15/2004	1/15/2004-1/14/2014	4,600,000	$0.10	2,100,000	600,000	—	—	—	1,500,000	$—	$0.35
Employees	1/15/2004	1/15/2004-1/14/2014	20,885,000	$0.10	4,074,000	350,000	—	—	—	3,724,000	$—	$0.33
Senior Management	2/16/2004	2/16/2004-2/15/2014	900,000	$0.25	300,000	—	—	—	—	300,000	$—	$0.33
Others	2/16/2004	2/16/2004-2/15/2014	12,300,000	$0.25	700,000	—	—	—	—	700,000	$—	$0.35
Employees	2/16/2004	2/16/2004-2/15/2014	14,948,600	$0.10	3,713,500	59,300	—	—	—	3,654,200	$—	$0.33
Employees	2/16/2004	2/16/2004-2/15/2014	76,454,880	$0.25	27,600,300	2,613,410	—	—	—	24,986,890	$—	$0.33
			943,844,090		185,406,056	10,634,134	—	32,473,446	—	142,298,476

26	SMIC
INTERIM REPORT 2011

2001 PREFERENCE SHARE PLANS
											Weighted	Weighted
							Options				Average	Average
						Lapsed Due					Closing Price of	Closing Price of
							to				Shares	Shares
						Repurchase					immediately	immediately
					Options	Options	of Ordinary		Options		before Dates	before Dates
			No. of	Exercise	Outstanding	Lapsed	Shares	Options	Cancelled	Options	on which	on which
Name/Eligible		Period during which	Options	Price Per	as of	During	During	Exercised	During	Outstanding	Options were	Options were
Employees	Date Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period*	During Period	Period	as of 6/30/11	Exercised	Granted
				(USD)							(USD)	(USD)
Employees	9/24/2001	9/24/2001-9/23/2011	246,698,700	$0.11	13,139,700	691,000	—	102,000	—	12,346,700	$—	$0.11
Employees	9/28/2001	9/28/2001-9/27/2011	50,000	$0.11	50,000	50,000	—	—	—	—	$—	$0.11
Employees	11/3/2001	11/03/2001-11/02/2011	780,000	$0.35	375,000	5,000	—	—	—	370,000	$—	$0.11
Employees	1/24/2002	1/24/2002-1/23/2012	58,357,500	$0.11	3,284,500	514,400	—	10,000	—	2,760,100	$—	$0.12
Employees	4/10/2002	4/10/2002-4/09/2012	52,734,000	$0.11	1,945,900	88,000	—	—	—	1,857,900	$—	$0.13
Employees	6/28/2002	6/28/2002-6/27/2012	63,332,000	$0.11	6,209,000	741,000	—	—	—	5,468,000	$—	$0.14
Service Providers	7/11/2002	7/11/2002-7/10/2012	462,000	$0.11	202,000	—	—	—	—	202,000	$—	$0.14
Employees	7/11/2002	7/11/2002-7/10/2012	4,530,000	$0.11	55,000	—	—	—	—	55,000	$—	$0.14
Service Providers	9/26/2002	9/26/2002-9/25/2012	50,000	$0.11	50,000	—	—	—	—	50,000	$—	$0.15
Employees	9/26/2002	9/26/2002-9/25/2012	73,804,800	$0.11	9,241,700	400,500	—	—	—	8,841,200	$—	$0.15
Employees	1/9/2003	1/09/2003-1/08/2013	12,686,000	$0.11	1,117,000	450,000	—	—	—	667,000	$—	$0.17
			513,485,000		35,669,800	2,939,900	—	112,000	—	32,617,900

2004 STOCK OPTION PLAN
												Weighted	Weighted
								Options				Average	Average
								Lapsed Due				Closing Price	Closing Price
								to				of Shares	of Shares
						Additional		Repurchase				Immediately	immediately
					Options	Options	Options	of Ordinary	Options	Options		before Dates	before Dates
			No. of	Exercise	Outstanding	Granted	Lapsed	Shares	Exercised	Cancelled	Options	on which	on which
Name/Eligible	Date	Period during which	Option	Price Per	as of	During	During	During	During	During	Outstanding	Options were	Options were
Employees	Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period	Period*	Period	Period	as of 6/30/11	Exercised	Granted
				(USD)								(USD)	(USD)
Senior Management	3/18/2004	3/18/2004-3/17/2014	190,000	$0.35	70,000	—	—	—	—	—	70,000	$—	$0.35
Employees	3/18/2004	3/18/2004-3/17/2014	49,869,700	$0.35	19,537,050	—	1,803,500	—	—	—	17,734,000	$—	$0.35
Others	4/7/2004	4/07/2004-4/06/2014	100,000	$0.31	100,000	—	—	—	—	—	100,000	$—	$0.31
Employees	4/25/2004	4/25/2004-4/24/2014	22,591,800	$0.28	8,172,400	—	342,000	—	—	—	7,830,400	$—	$0.28
Employees	7/27/2004	7/27/2004-7/26/2014	35,983,000	$0.20	14,860,000	—	1,800,000	—	—	—	13,060,000	$—	$0.20
Kawanishi, Tsuyoshi	11/10/2004	11/10/2004-11/09/2009	500,000	$0.22	500,000	—	—	—	—	—	500,000	$—	$0.22
Employees	11/10/2004	11/10/2004-11/09/2014	52,036,140	$0.22	15,401,310	—	500,970	—	—	—	14,900,340	$—	$0.22
Senior Management	5/11/2005	5/11/2005-5/10/2015	900,000	$0.20	300,000	—	—	—	—	—	300,000	$—	$0.20
Others	5/11/2005	5/11/2005-5/10/2015	100,000	$0.20	100,000	—	—	—	—	—	100,000	$—	$0.20
Employees	5/11/2005	5/11/2005-5/10/2015	94,581,300	$0.20	38,391,919	—	5,446,690	—	—	—	32,945,229	$—	$0.20
Others	5/11/2005	5/11/2005-5/10/2015	15,000,000	$0.20	15,000,000	—	—	—	—	—	15,000,000	$—	$0.22
Employees	8/11/2005	8/11/2005-8/10/2015	32,279,500	$0.22	9,805,500	—	1,092,000	—	—	—	8,713,500	$—	$0.22
Senior Management	11/11/2005	11/11/2005-11/10/2015	11,640,000	$0.15	2,800,000	—	—	—	—	—	2,800,000	$—	$0.15
Others	11/11/2005	11/11/2005-11/10/2015	3,580,000	$0.15	500,000	—	—	—	—	—	500,000	$—	$0.15
Employees	11/11/2005	11/11/2005-11/10/2015	149,642,000	$0.15	48,829,000	—	10,268,000	—	—	—	38,561,000	$—	$0.15
Employees	2/20/2006	2/20/2006-2/19/2016	62,756,470	$0.15	28,039,204	—	4,354,640	—	—	—	23,684,564	$—	$0.15
Employees	5/12/2006	5/12/2006-5/11/2016	22,216,090	$0.15	8,277,000	—	1,374,000	—	—	—	6,903,000	$—	$0.15
Kawanishi, Tsuyoshi	9/29/2006	9/29/2006-9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Employees	9/29/2006	9/29/2006-9/28/2016	40,394,000	$0.13	20,304,000	—	5,238,000	—	—	—	15,066,000	$—	$0.13
Others	9/29/2006	9/29/2006-9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Lip-Bu Tan	9/29/2006	9/29/2006-9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	9/29/2006	9/29/2006-9/28/2011	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	11/10/2006	11/10/2006-11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13

SMIC	27
INTERIM REPORT 2011

												Weighted	Weighted
								Options				Average	Average
								Lapsed Due				Closing Price	Closing Price
								to				of Shares	of Shares
						Additional		Repurchase				Immediately	immediately
					Options	Options	Options	of Ordinary	Options	Options		before Dates	before Dates
			No. of	Exercise	Outstanding	Granted	Lapsed	Shares	Exercised	Cancelled	Options	on which	on which
Name/Eligible	Date	Period during which	Option	Price Per	as of	During	During	During	During	During	Outstanding	Options were	Options were
Employees	Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period	Period*	Period	Period	as of 6/30/11	Exercised	Granted
				(USD)								(USD)	(USD)
Employees	11/10/2006	11/10/2006-11/09/2016	33,271,000	$0.11	14,239,000	—	2,342,000	—	—	—	11,897,000	$—	$0.11
Employees	5/16/2007	5/16/2007-5/15/2017	122,828,000	$0.15	59,634,150	—	6,812,150	—	—	—	52,822,000	$—	$0.15
Senior Management	5/16/2007	5/16/2007-5/15/2017	2,000,000	$0.15	600,000	—	—	—	—	—	600,000	$—	$0.15
Others	5/16/2007	5/16/2007-5/15/2017	5,421,000	$0.15	500,000	—	—	—	—	—	500,000	$—	$0.15
Employees	12/28/2007	12/28/2007-12/27/2017	89,839,000	$0.10	42,717,000	—	3,574,400	—	497,400	—	38,645,200	$—	$0.10
Employees	2/12/2008	2/12/2008-2/11/2018	126,941,000	$0.08	73,480,200	—	8,129,300	—	6,697,475	—	58,653,425	$—	$0.08
Senior Management	2/12/2008	2/12/2008-2/11/2018	2,300,000	$0.08	500,000	—	—	—	—	—	500,000	$—	$0.08
Others	2/12/2008	2/12/2008-2/11/2018	600,000	$0.08	600,000	—	—	—	—	—	600,000	$—	$0.08
Employees	11/18/2008	11/18/2008-11/17/2018	117,224,090	$0.02	65,362,740	—	7,583,050	—	1,572,000	—	56,207,690	$—	$0.02
Others	11/18/2008	11/18/2008-11/17/2018	1,375,000	$0.02	655,000	—	—	—	327,500	—	327,500	$—	$0.02
Senior Management	11/18/2008	11/18/2008-11/17/2018	400,000	$0.02	400,000	—	—	—	—	—	400,000	$—	$0.02
Employees	2/17/2009	2/17/2009-2/16/2019	131,943,000	$0.03	83,360,750	—	7,128,250	—	11,601,250	—	64,631,250	$—	$0.03
Lip-Bu Tan	2/17/2009	2/17/2009-2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009-2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Jiang Shang Zhou	2/17/2009	2/17/2009-2/16/2014	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Kawanishi, Tsuyoshi	2/17/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	2/17/2009	2/17/2009-2/16/2019	400,000	$0.03	350,000	—	—	—	—	—	350,000	$—	$0.03
Others	2/17/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Senior Management	2/17/2009	2/17/2009-2/16/2019	1,150,000	$0.03	450,000	—	—	—	—	—	450,000	$—	$0.03
Employees	5/11/2009	5/11/2009-5/10/2019	24,102,002	$0.04	16,619,000	—	1,179,000	—	892,000	—	14,548,000	$—	$0.04
Tsuyoshi Kawanishi	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Lip Bu Tan	2/23/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Shang Zhou Jiang	2/23/2010	2/23/2010-2/22/2020	15,674,388	$0.10	15,674,388	—	—	—	—	—	15,674,388	$—	$0.10
Nin-Kou David Wang	2/23/2010	2/23/2010-2/22/2020	62,697,553	$0.10	62,697,553	—	—	—	—	—	62,697,553	$—	$0.10
Senior Management	2/23/2010	2/23/2010-2/22/2020	49,498,364	$0.10	48,213,164	—	—	—	—	—	48,213,164	$—	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	337,089,466	$0.10	235,455,209	—	21,356,731	—	8,467,741	—	205,630,737	$—	$0.10
Others	2/23/2010	2/23/2010-2/22/2020	6,835,000	$0.10	6,835,000	—	—	—	—	—	6,835,000	$—	$0.10
Yonggang Gao	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	5/24/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Senior Management	5/24/2010	5/24/2010-5/23/2020	15,726,595	$0.08	15,726,595	—	—	—	—	—	15,726,595	$—	$0.08
Employees	5/24/2010	5/24/2010-5/23/2020	18,251,614	$0.08	17,976,000	—	1,614,600	—	—	—	16,361,400	$—	$0.08
Employees	9/08/2010	9/08/2010-9/07/2020	46,217,577	$0.07	44,159,577	—	1,613,414	—	—	—	42,546,163	$—	$0.07
Employees	11/12/2010	11/12/2010-11/11/2020	39,724,569	$0.08	39,700,569	—	968,762	—	—	—	38,731,807	$—	$0.08
Employees	5/31/2011	5/31/2011-5/30/2021	148,313,801	$0.08	—	148,313,801	9,249,500	—	—	—	139,064,301	$—	$0.08
Others	5/31/2011	5/31/2011-5/30/2021	546,000	$0.08	—	546,000	—	—	—	—	546,000	$—	$0.08
Senior Management	5/31/2011	5/31/2011-5/30/2021	273,000	$0.08	—	273,000	—	—	—	—	273,000	$—	$0.08
			2,017,512,411		1,096,603,670	149,132,801	103,770,507	—	30,055,366	—	1,111,910,598

28	SMIC
INTERIM REPORT 2011

2004 EQUITY INCENTIVE PLAN
												Weighted
												Average	Weighted
								Options				Closing Price	Average
								Lapsed Due				of Shares	Closing Price
								to				immediately	of Shares
						Additional		Repurchase				before Dates	immediately
					Options	Options	Options	of Ordinary	Options	Options		on which	before Dates
			No. of	Exercise	Outstanding	Granted	Lapsed	Shares	Exercised	Cancelled	Options	Restricted	on Share
Name/Eligible	Date	Period during which	Options	Price Per	as of	During	During	During	During	During	Outstanding	Share Units	Units were
Employees	Granted	Rights Exercisable	Granted	Share	12/31/10	Period	Period	Period*	Period	Period	as of 6/30/11	were Vested	Granted
				(USD)								(USD)	(USD)
Employees	8/11/2005	8/11/2005-8/10/2015	69,430,022	$0.00	12,600	—	—	—	12,600	—	—	$0.09	$0.22
Employees	5/16/2007	5/16/2007-5/15/2017	33,649,720	$0.00	4,351,250	—	22,000	—	4,320,500	—	8,750	$0.11	$0.14
Employees	12/28/2007	12/28/2007-12/27/2017	4,910,000	$0.00	1,027,500	—	25,000	—	387,500	—	615,000	$—	$0.10
Employees	2/12/2008	2/12/2008-2/11/2018	38,597,100	$0.00	10,962,624	—	796,600	—	5,420,312	—	4,745,713	$—	$0.08
Others	2/12/2008	2/12/2008-2/11/2018	270,000	$0.00	135,000	—	—	—	67,500	—	67,500	$—	$0.08
Senior Management	2/12/2008	2/12/2008-2/11/2018	960,000	$0.00	110,000	—	—	—	55,000	—	55,000	$—	$0.08
Employees	11/18/2008	11/18/2008-11/17/2018	2,080,000	$0.00	450,000	—	—	—	225,000	—	225,000	$—	$0.02
Employees	5/11/2009	5/11/2009-5/10/2019	787,797	$0.00	100,000	—	—	—	—	—	100,000	$—	$0.04
Senior Management	2/23/2010	2/23/2010-2/22/2020	21,459,142	$0.00	20,452,532	—	—	—	1,979,148	—	18,473,384	$—	$0.10
Employees	2/23/2010	2/23/2010-2/22/2020	139,933,819	$0.00	61,108,274	—	2,811,650	—	43,426,563	—	14,870,061	$—	$0.10
Others	2/23/2010	2/23/2010-2/22/2020	500,500	$0.00	250,250	—	—	—	250,250	—	250,250	$—	$0.10
Shang Zhou Jiang	2/23/2010	2/23/2010-2/22/2020	6,717,594	$0.00	6,717,594	—	—	—	1,679,398	—	5,038,196	$—	$0.10
Nin-Kou David
Wang	2/23/2010	2/23/2010-2/22/2020	26,870,379	$0.00	26,870,379	—	—	—	—	—	26,870,379	$—	$0.10
Senior Management	5/24/2010	5/24/2010-5/23/2020	6,739,969	$0.00	6,739,969	—	—	—	—	—	6,739,969	$—	$0.08
Employees	5/24/2010	5/24/2010-5/23/2020	1,400,000	$0.00	1,400,000	—	—	—	300,000	—	1,100,000	$—	$0.08
Employees	9/08/2010	9/08/2010-9/07/2020	2,944,589	$0.00	2,944,589	—	—	—	483,393	—	2,461,196	$—	$0.07
Employees	11/12/2010	11/12/2010-11/11/2020	750,000	$0.00	750,000	—	—	—	—	—	750,000	$—	$0.08
Employees	5/31/2011	5/31/2011-5/30/2021	21,212,530	$0.00	—	21,212,530	1,569,100	—	—	—	19,643,430	$—	$0.08
Others	5/31/2011	5/31/2011-5/30/2021	81,900	$0.00	—	81,900	—	—	—	—	81,900	$—	$0.08
Senior Management	5/31/2011	5/31/2011-5/30/2021	54,600	$0.00	—	54,600	—	—	—	—	54,600	$—	$0.08
			379,349,661		144,382,562	21,349,030	5,224,350	—	58,607,164	—	101,900,078

5.	REPURCHASE SALE OR REDEMPTION OF SECURITIES The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2011.

6.
MATERIAL LITIGATION AND ARBITRATION

Settlement Agreement with TSMC
On November 10, 2009, the Company announced that it entered into a settlement agreement with TSMC to resolve all pending lawsuits between the parties, including the legal action filed by TSMC in California for which a verdict was returned against the Company on November 4, 2009 and the legal action filed by the Company against TSMC in Beijing.

As part of the settlement, the Company entered into a share and warrant issuance agreement with TSMC on November 9, 2009, whereupon the Company conditionally agreed to issue to TSMC 1,789,493,218 ordinary shares (the “New Common Shares”) and a warrant (exercisable within three years of issuance) to subscribe for 695,914,030 shares of SMIC, subject to adjustment, at a purchase price of HK$1.30 per share (which would allow TSMC to obtain total ownership of approximately 10% of SMIC’s issued share capital after giving effect to the share issuances) (the “Warrant”), subject to receipt of required government and regulatory approvals. The 1,789,493,218 shares and the Warrant were issued to TSMC on July 5, 2010, pursuant to the Share and Warrant Issuance Agreement.

SMIC	29
INTERIM REPORT 2011

7.
CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board

As previously disclosed by the Company, there were the following changes in the members of the Board between the period from the date of the 2010 annual report and the date of this interim report:
  Mr. Jiang Shang Zhou, former Chairman of the Board and Independent Non-Executive Director, passed away on June 27, 2011.

  Dr. David N.K. Wang, former Executive Director and Chief Executive Officer (“CEO”) was not re-elected as Executive Director at the 2011 AGM, which was held on June 29, 2011.

  Professor Lawrence Juen-Yee Lau was nominated as Director of the Company by Country Hill Limited pursuant to the subscription agreement dated April 18, 2011 between the Company and Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation. Professor Lau was appointed as Non-Executive Director with effect from June 30, 2011.

  Mr. Zhang Wenyi was appointed as Independent Non-Executive Director with effect from June 30, 2011, and was then redesignated as Executive Director on July 2, 2011.

  On July 15, 2011, Mr. Zhang Wenyi was appointed as the Chairman of the Board and the Acting CEO of the Company to fill the vacancy resulting from the resignation of Dr. David N.K. Wang from the CEO position on July 13, 2011.

  On August 5, 2011, Dr. Tzu-Yin Chiu was appointed as the CEO and Executive Director of the Company. Mr. Zhang Wenyi ceased to be the Acting CEO on the same day.

  On August 23, 2011, Mr. Frank Meng was appointed as Independent non-executive Director.
Changes in, and updates to, previously disclosed information relating to the Directors

As required under the Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:
  Mr. Zhou Jie did not offer himself for re-appointment to the fourth session of the board of directors of Shanghai Fudan-Zhangjiang Bio-Pharmaceutical Co., Ltd. upon expiry of his term of office. Accordingly, Mr. Zhou ceased to be non-executive director of that company upon conclusion of its annual general meeting held on May 27, 2011.

  Mr. Gao Yonggang was appointed as chairman of Datang Telecom Group Finance Co. Ltd in June 2011.

  Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu were appointed as directors of various subsidiaries of the Company in replacement of former Director Mr. Jiang Shang Zhou and Dr. David N. K. Wang respectively in August 2011.
Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above information.

30	SMIC
INTERIM REPORT 2011

8.
WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

9.
REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2011.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC
August 29, 2011

SMIC	31
INTERIM REPORT 2011

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the six months ended June 30, 2011 and 2010

(in US$ thousands, except share data)
(unaudited)

	Six months ended June 30,
	2011	2010
Sales, net	$722,948	$720,063
Cost of sales	603,898	611,170
Gross profit	119,050	108,893
Operating expenses (income):
Research and development	101,074	94,783
General and administrative	10,494	31,275
Selling and marketing	15,878	12,813
Other operating income	(441)	(231)
Impairment of long-lived assets	—	5,138
Total operating expenses, net	127,005	143,778
Loss from operations	(7,955)	(34,885)
Other income (expense):
Change in the fair value of commitment to issue shares and
warrants relating to litigation settlement	—	(40,609)
Others, net	3,233	(14,709)
Total other income (expense), net	3,233	(55,318)
Loss from continuing operations before income tax
and equity investment	(4,722)	(90,203)
Income tax (expense) benefit	(4,993)	8,841
Gain (loss) from equity investment	2,094	(314)
Loss from continuing operations	(7,621)	(81,676)
Income (loss) from discontinued operations net
of tax effect	14,741	(3,715)
Net income (loss)	$7,120	$(85,391)
Accretion of interest to noncontrolling interest	(658)	(521)
Income (loss) attributable to Semiconductor Manufacturing
International Corporation	$6,462	$(85,912)
Income (loss) attributable to ordinary shares
— continuing operations	$(8,279)	$(82,197)
— discontinued operations	$14,457	$(3,715)
Income attributable to Convertible Preferred Shares
— discontinued operations	$284	—
Earnings (loss) per ordinary share, basic and diluted
— continuing operations	$(0.00)	$(0.00)
— discontinued operations	$0.00	$(0.00)
— net income	$0.00	$(0.00)
Earnings per Convertible Preferred Share, basic and diluted
— discontinued operations	$0.00	—
— net income	$0.00	—
Weighted average shares used in calculating basic and diluted
earnings (loss) per ordinary share	27,401,260,769	22,438,779,149
Weighted average shares used in calculating basic and diluted
earnings per Convertible Preferred Share	537,895,272	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

32	SMIC
INTERIM REPORT 2011

CONDENSED CONSOLIDATED BALANCE SHEET
As of June 30, 2011 and December 31, 2010

(in US$ thousands, except share data)
(unaudited)

	June 30,	December 31,
	2011	2010
ASSETS
Current assets:
Cash and cash equivalents	410,912	515,808
Restricted cash	184,808	161,350
Accounts receivable, net of allowances of $43,194 and
$49,373 at June 30, 2011 and December 31, 2010,
respectively	236,738	206,623
Inventories	196,876	213,404
Prepaid expense and other current assets	212,447	81,917
Total current assets	1,241,781	1,179,102
Prepaid land use rights	78,002	78,798
Plant and equipment, net	2,665,092	2,351,863
Acquired intangible assets, net	187,826	173,821
Other long-term assets	132,093	119,109
TOTAL ASSETS	4,304,794	3,902,693
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	448,321	515,577
Accrued expenses and other current liabilities	139,440	148,880
Short-term borrowings	712,423	372,055
Current portion of promissory notes	29,375	29,374
Current portion of long-term debt	251,486	333,459
Total current liabilities	1,581,045	1,399,345
Long-term liabilities:
Promissory notes	42,541	56,327
Long-term debt	182,122	178,596
Other long-term liabilities	61,940	59,883
Total long-term liabilities	286,603	294,806
Total liabilities	1,867,648	1,694,151
Noncontrolling interest	3,602	39,004
Commitments
Equity:
Ordinary shares	10,982	10,934
Convertible preferred shares	144	—
Additional paid-in capital	4,115,597	3,858,643
Accumulated other comprehensive loss	(694)	(1,092)
Accumulated deficit	(1,692,485)	(1,698,947)
Total equity	2,433,544	2,169,538
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	4,304,794	3,902,693
Net current liabilities	339,264	220,243
Total assets less current liabilities	2,723,749	2,503,348

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SMIC	33
INTERIM REPORT 2011

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
For the six months ended June 30, 2011 and 2010

(in US$ thousands, except share data)
(unaudited)

						Accumulated
						Other		Total	Total
					Additional	comprehensive	Accumulated	stockholders	comprehensive
	Common Stock		Convertible Preferred Shares		Paid-in capital	loss	deficit	equity	income (loss)
	Share	Amount	Shares	Amount
Balance at January 1, 2011	27,334,063,747	$10,934	—	$—	$3,858,643	$(1,092)	$(1,698,947)	$2,169,538	$—
Exercise of employee stock options	120,931,576	48	—	—	3,184	—	—	3,232	—
Issuance of convertible preferred shares
and warrants to CIC	—	—	360,589,053	144	249,252	—	—	249,396	—
Issuance of warrants	—	—	—	—	364	—	—	364	—
Share-based compensation	—	—	—	—	4,154	—	—	4,154	—
Net Income	—	—	—	—	—	—	6,462	6,462	6,462
Foreign currency translation adjustments	—	—	—	—	—	398	—	398	398
Balance at June 30, 2011	27,454,995,323	$10,982	360,589,053	$144	$4,115,597	$(694)	$(1,692,485)	$2,433,544	$6,860
Balance at January 1, 2010	22,375,886,604	$8,950	—	$—	$3,499,723	$(386)	$(1,712,047)	$1,796,240	$—
Exercise of employee stock options	104,372,868	42	—	—	1,031	—	—	1,073	—
Share-based compensation	—	—	—	—	6,386	—	—	6,386	—
Net loss	—	—	—	—	—	—	(85,912)	(85,912)	(85,912)
Foreign currency translation adjustments	—	—	—	—	—	(776)	—	(776)	(776)
Balance at June 30, 2010	22,480,259,472	$8,992	—	$—	$3,507,140	$(1,162)	$(1,797,959)	$1,717,011	$(86,688)

The accompanying notes are in integral part of these unaudited condensed consolidated financial statements.

34	SMIC
INTERIM REPORT 2011

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2011 and 2010

(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2011	2010
Cash flow from operating activities
Net income (loss)	$7,120	$(85,391)
Depreciation and amortization	264,429	333,190
(Gain) Loss from equity investment	(2,094)	314
Gain on deconsolidation of a subsidiary	(20,617)	—
Changes in working capital and others	(96,028)	72,697
Net cash provided by operating activities	152,810	320,810
Cash flow from Investing activities:
Purchase of:
Property, plant and equipment	(677,501)	(160,667)
Intangible assets	(17,853)	(29,973)
Short-term investments	(28,991)	(5,669)
Changes in restricted cash relating to investing activities	(40,735)	(16,739)
Others	7,426	40,618
Net cash used in investing activities	(757,654)	(172,430)
Financing activities:
Increase in short-term borrowings	340,368	70,523
Decrease in long-term debt	(78,447)	(116,116)
Repayment of promissory notes	(15,000)	(40,000)
Proceeds from issuance of convertible preferred shares	249,396	—
Proceeds from exercise of employee stock options	3,232	1,073
Net cash provided by (used in) financing activities	499,549	(84,520)
Effect of exchange rate changes	399	(776)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(104,896)	63,084
CASH AND CASH EQUIVALENTS, beginning of period	515,808	443,463
CASH AND CASH EQUIVALENTS, end of period	$410,912	$506,547
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$1,678	$2,731
Interest paid	$16,501	$13,645
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING OR
FINANCING ACTIVITIES
Accounts payable for plant and equipment	$(249,521)	$(104,154)
Long-term payable for acquired intangible assets	$(5,138)	$(16,410)
Receivable for sales of manufacturing equipment	$—	$6,731

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

SMIC	35
INTERIM REPORT 2011

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2011 and 2010
(unaudited, in US$ thousands, except share data and those specified)

1.
BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements include the results of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”). All inter-company accounts and transactions have been eliminated in consolidation. The interim condensed consolidated financial statements have been prepared using the same accounting policies as those used in the preparation of the annual consolidated financial statements. The interim condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP and applicable rules and regulations of the Securities and Exchange Commission, regarding interim financial reporting and Appendix 16, “Disclosure of financial information,” of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2010 dated on March 30, 2011. The December 31, 2010 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all other statements and disclosures required by GAAP. In the opinion of management, these interim condensed consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2011 may not be indicative of the operating results for the full fiscal year or any other future period.

Certain items from prior period have been reclassified to conform to current year presentation.

2.
FAIR VALUE

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

36	SMIC
INTERIM REPORT 2011

2.
FAIR VALUE (CONTINUED)

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

	Level 1	—	Quoted prices in active markets for identical assets or liabilities.
	Level 2	—	Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.
	Level 3	—	Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities measured at fair value on a recurring basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at June 30, 2011 Using
	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$808	$—	$2,668
Derivative assets measured
at fair value	$—	$808	$—	$2,668
Liabilities:
Forward foreign exchange
contracts	$—	$577	$—	$(152)
Interest rate swap contracts	—	1,028	—	(603)
Cross-currency interest swap
contracts	—	121	—	(121)
Derivative liabilities
measured at fair value	$—	$1,726	$—	$(876)

SMIC	37
INTERIM REPORT 2011

2.	FAIR VALUE (CONTINUED) Assets/Liabilities measured at fair value on a recurring basis (Continued)

	Fair Value Measurements at December 31, 2010 Using
	Quoted Prices in
	Active Markets	Significant Other	Significant
	for Identical	Observable	Unobservable
	Instruments	Inputs	Inputs	Total Gains
	(Level 1)	(Level 2)	(Level 3)	(Losses)
Assets:
Forward foreign exchange
contracts	$—	$695	$—	$2,204
Cross-currency interest rate
swap contracts	—	—	—	292
Derivative assets measured
at fair value	$—	$695	$—	$2,496
Liabilities:
Forward foreign exchange
contracts	$—	$480	$—	$(4,170)
Interest rate swap contracts	—	1,380	—	(958)
Cross-currency interest swap
contracts	—	1,292	—	(949)
Commitment to issue shares
and warrants relating to
litigation settlement	—	—	—	(40,609)
Derivative liabilities
measured at fair value	$—	$3,152	$—	$(46,686)

We price our derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles. The fair value of the derivative instruments assets was recorded in prepaid expense and other current assets. The fair value of the derivative instruments liabilities was recorded in accrued expenses and other current liabilities.

The Company did not have any assets measured at fair value on a nonrecurring basis as of June 30, 2011 and December 31, 2010.

38	SMIC
INTERIM REPORT 2011

3.	DISCONTINUED OPERATIONS

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statement of operations. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17,103 on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14,741 represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

4.	REVENUE RECOGNITION

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

The Company provides management services to certain government-owned foundries. Service revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable, and collectability is reasonably assured.

SMIC	39
INTERIM REPORT 2011

5.	SHARE-BASED COMPENSATION

The Company grants stock options to its employees and certain non-employees. The Company’s total actual share-based compensation expense for the six months ended June 30, 2011 and 2010 are $4,154 and $6,386, respectively.

The fair value of each option grant and restricted share granted is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	Six months ended June 30,
	2011	2010
Average risk-free rate of return	1.27%	1.63%
Expected term	4 years	1–4 years
Volatility rate	70.32%	61.09%
Expected dividend yield	0%	0%

Share-based compensation plans
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. As of June 30, 2011, options to purchase 1,111,910,598 ordinary shares were outstanding. As of June 30, 2011, options to purchase 159,001,753 ordinary shares were available for future grants.

In 2001, the Company adopted the 2001 Stock Option Plan (“2001 Option Plan”). As of June 30, 2011, options to purchase 174,916,376 ordinary shares were outstanding. As of June 30, 2011, options to purchase 478,913,959 ordinary shares were available for future grant. However, following the IPO, the Company no longer issues stock options under the 2001 Option Plan.

A summary of the stock option activity and additional information regarding options outstanding as of June 30, 2011 is as follows:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	options	price	contractual life	value
Outstanding at January 1, 2011	1,317,679,526	$0.11
Granted	149,132,801	$0.08
Exercised	(62,640,812)	$0.05
Cancelled or forfeited	(117,344,541)	$0.11
Outstanding at June 30, 2011	1,286,826,974	$0.10	6.75 years	$10,157
Vested or expected to vest at
June 30, 2011	1,077,424,873	$0.11	6.30 years	$8,830
Exercisable at June 30, 2011	515,884,156	$0.12	4.70 years	$3,957

During the six months ended June 30, 2011 and 2010, the total intrinsic value of the options exercised was $2,987 and $1,336, respectively.

The weighted average grant-date fair value of options granted for the six months ended June 30, 2011 and 2010 was $0.05 and $0.05, respectively.

40	SMIC
INTERIM REPORT 2011

5.	SHARE-BASED COMPENSATION (CONTINUED)

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. As of June 30, 2011, 101,900,078 restricted share units were outstanding and 14,313,744 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The restricted share units vest over a requisite service period of four years and expire 10 years from the date of grant.

A summary of the restricted share unit activities is as follows:

		Weighted	Weighted
		average	average	Aggregate
	Number of	exercise	remaining	intrinsic
	share units	price	contractual life	value
Outstanding at January 1, 2011	144,382,562	$0.10
Granted	21,349,030	$0.08
Exercised	(58,607,164)	$0.10
Cancelled or forfeited	(5,224,350)	$0.09
Outstanding at June 30, 2011	101,900,078	$0.09	8.82 years	$9,401
Vested or expected to vest at
June 30, 2011	78,085,089	$0.09	8.74 years	$7,181

Pursuant to the 2004 EIP, the Company granted 21,349,030 restricted share units during the six months ended June 30, 2011 and the fair value of the restricted share units at the date of grant was $0.08 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,344 during the six months ended June 30, 2011.

Unrecognized compensation cost related to non-vested share-based compensation
As of June 30, 2011, there was $16,354 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.45 years.

6.	RESTRICTED CASH

As of June 30, 2011, restricted cash consisted of $171,154 of bank time deposits pledged against letters of credit and short-term borrowings, and $13,654 government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects. As of December 31, 2010, restricted cash consisted of $128,818 of bank time deposits pledged against letters of credit and short-term borrowings, and $32,532 government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects.

SMIC	41
INTERIM REPORT 2011

7.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company has derivative instruments with following notional amounts:

	June 30,	December 31,
	2011	2010
Forward foreign exchange contracts	$273,683	$92,860
Interest rate swap contracts	72,000	76,000
Cross-currency interest rate swap contracts	8,162	11,280
	$353,845	$180,140

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting in accordance with ASC 815. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of June 30, 2011
Euro	15,200	$21,848
Renminbi	1,627,610	251,835
		$273,683
As of December 31, 2010
Euro	7,683	$10,175
Renminbi	546,298	82,685
		$92,860

The Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debts that are denominated in a currency other than the US dollar. The cross-currency interest rate swap agreement does not qualify for hedge accounting in accordance with ASC 815, however, the gains or losses on the interest rate swap contracts were recognized as either the interest income or interest expense. As of June 30, 2011, the Company had outstanding cross-currency interest rate swap contracts as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of June 30, 2011
Euro	28,390	$41,563
		$41,563
As of December 31, 2010
Euro	8,517	$11,280
		$11,280

42	SMIC
INTERIM REPORT 2011

7.	DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The Company entered into various interest rates swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt.

As of June 30, 2011 and December 31, 2010, the Company had outstanding interest rate swap contracts with notional amounts of $72,000 and $76,000 for 2011 and 2010, respectively.

The fair values of each derivative instrument are as follows:

	June 30,	December 31,
	2011	2010
Forward foreign exchange contracts	$231	$215
Interest rate swap contracts	(1,028)	(1,380)
Cross-currency interest rate swap contracts	(121)	(1,292)
	$(918)	$(2,457)

8.	ACCOUNTS RECEIVABLES, NET OF ALLOWANCES

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts is as follows:

	June 30,	December 31,
	2011	2010
Current	$195,510	$174,379
Overdue:
Within 30 days	29,195	25,395
Between 31 to 60 days	8,738	3,033
Over 60 days	3,295	3,816
	$236,738	$206,623

         The change in the allowances for doubtful accounts is as follows:

	June 30,	December 31,
	2011	2010
Balance, beginning of the period	$49,373	$96,145
Provision recorded	544	1,077
Write-offs	(320)	(19,349)
Reversal	(6,403)	(28,500)
Balance, end of the period	$43,194	$49,373

9.	INVENTORIES

	June 30,	December 31,
	2011	2010
Raw materials	$70,263	$79,038
Work in progress	95,385	86,235
Finished goods	31,228	48,131
	$196,876	$213,404

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INTERIM REPORT 2011

10.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable is as follows:

	June 30,	December 31,
	2011	2010
Current	$356,978	$429,831
Overdue:
Within 30 days	40,703	42,087
Between 31 to 60 days	13,485	8,541
Over 60 days	37,155	35,118
	$448,321	$515,577

11.	INDEBTEDNESS

Long-term and short-term debts are as follows:

			June 30,	December 31,
	Maturity	Interest rate	2011	2010
Shanghai USD loan	2009–2012	2.40%–4.86%	$80,000	$110,271
Shanghai new USD loan	2011–2013	4.4%	12,000	—
Beijing USD syndicate loan	2005–2012	2.60%–2.66%	280,064	290,062
EUR loan	2006–2012	2.52%–4.56%	18,394	25,422
Tianjin USD syndicate loan	2007–2012	1.65%–1.71%	43,150	86,300
			433,608	512,055
Less: Current portion of long-
term debts			251,486	333,459
Long-term debts			$182,122	$178,596
Short-term debts			$712,423	$372,055

12.	PROMISSORY NOTES

In 2009, the Company reached a new settlement with TSMC. Under this agreement, the remaining promissory note of $40,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000 as the settlement consideration. The Company has recorded a discount of $3,084 for the imputed interest on the notes and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $15,000 and $80,000 in 2011 and 2010, respectively. The outstanding promissory notes are as follows:

	June 30, 2011
		Discounted
Maturity	Face value	value
2011	15,000	14,791
2012	30,000	28,964
2013	30,000	28,160
Total	$75,000	$71,915
Less: Current portion of promissory notes	$30,000	$29,374
Non-current portion of promissory notes	$45,000	$42,541

44	SMIC
INTERIM REPORT 2011

13.	CONVERTIBLE PREFERRED SHARES

Convertible Preferred Shares and Warrants
On June 3, 2011, the Company issued 1) 360,589,053 convertible preferred shares (the “Preferred Shares”, at par value of US$0.0004 with an issue price of HK$5.39 per share and; 2) 72,117,810 warrants to subscribe, up to 72,117,810 Preferred Shares at an exercise price of HK$5.39 per warrant to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation (“CIC”). The aggregate consideration is approximately $249,396, net of issuance costs of $603.

The main terms of the preferred Shares are summarized as followings:

Voting
The Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Preferred Share will confer on its holder such number of voting rights as if the Preferred Share had been converted into ordinary shares.

Dividend entitlements
The Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as ordinary shares.

Ranking
The Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Preferred Shares or such preferred shares and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of ordinary shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the ordinary shares.

Liquidation preference
On a liquidation or similar dissolution events, the assets of the Company available for distribution among the members will be applied first in paying an amount equal to the amount paid up or credited as paid on such shares to the holders of the Preferred Shares and holders of other preference shares of the Company in priority to those of holders of ordinary shares.

Conversion Rights
The holders of the Preferred Shares will have the right at any time to convert their Preferred Shares into fully paid ordinary shares and the Preferred Shares will be mandatorily converted into ordinary shares at the then applicable conversion rate on the day immediately following the expiry of twelve months commencing from the completion of the subscription of the Preferred Shares and warrants.

The initial conversion rate will be ten ordinary shares per Preferred Share, and is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

14.	INCOME TAXES

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This is a continual estimation process that often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

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INTERIM REPORT 2011

15.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Six months ended June 30,
	2011	2010
Total sales:
United States	$393,081	$404,147
Europe	21,098	21,130
Asia Pacific*	17,487	22,647
Taiwan	60,957	89,967
Japan	305	2,776
Mainland China	230,020	179,396
	$722,948	$720,063

*	Not including Taiwan, Japan, Mainland China

Revenue is attributed to a geographic location based on the location of a customer’s headquarter. Substantially all of the Company’s long-lived assets are located in the PRC.

16.	LOSS FROM OPERATIONS
	Six months ended June 30,
	2011	2010
Loss from operations is arrived at after charging and
crediting:
Depreciation and amortization of property,
plant and equipment	$247,890	$314,659
Amortization of prepaid land use rights	769	690
Amortization of acquired intangible assets	16,539	13,572
Gain from sales of equipment and other fixed assets	(101)	(312)

17.	TRANSACTIONS WITH MANAGED GOVERNMENT OWNED FOUNDRIES

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government, until October 2010. Management service revenue for the six months ended June 30, 2010 was nil, because the Company ceased its recognition of management revenue in the second quarter of 2009 due to collectability issues. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make a cash payment of $47,080 to the Company. The remaining balances were relinquished. The Company collected $10,025 and $28,500 of payments from Cension during the six months ended June 30, 2011 and December 31, 2010 and eliminated a payable of $13,718 due to Cension during the six months ended June 30, 2011. Both of the collection and elimination were recorded as reduction of general and administrative expense in the consolidated statements of operations.

46	SMIC
INTERIM REPORT 2011

17.	TRANSACTIONS WITH MANAGED GOVERNMENT OWNED FOUNDRIES
(CONTINUED)

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability and no revenue was recorded for the six months ended June 30, 2010. In the six months ended June 30, 2011, the Company received $15,575 from Xinxin, $6,914 was recorded as management service revenue for the management services rendered under the new agreement with Xinxin, while the rest was recorded as a reduction of the bad debt expense.

The Company lent $27,232, with one-year-term and annual interest rate of 1.2%, to Xinxin in the first half of 2011, which was included in the prepaid expense and other current assets as of June 30, 2011.

18.	RECONCILIATION OF EARNINGS (LOSS) PER SHARE
	Six months ended June 30,
	2011	2010
(in US$ thousands except per share data)
Income (loss) attributable to Semiconductor Manufacturing
International Corporation	$6,462	$(85,912)
Loss from continuing operations	(7,621)	(81,676)
Accretion of interest to noncontrolling interest	(658)	(521)
Loss from continuing operations attributable to ordinary shares	(8,279)	(82,197)
Income (loss) from discontinued operations attributable to
ordinary shares	14,457	(3,715)
Income from discontinued operations attributable to Convertible
Preferred Shares	284	—
Weighted average shares used in calculating basic and diluted
earnings (loss) per ordinary share	27,401,260,769	22,438,779,149
Weighted average shares used in calculating basic and diluted
earnings per Convertible Preferred Share	537,895,272	—
Earnings (loss) per ordinary share, basic and diluted
— continuing operations	$(0.00)	$(0.00)
— discontinued operations	$0.00	$(0.00)
— net income	$0.00	$(0.00)
Earnings per Convertible Preferred Share, basic and diluted
— discontinued operations	$0.00	—
— net income	$0.00	—

As the Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distributions with ordinary shares, they are considered participating securities. As such, the Company has used the two-class method of computing earnings per share. Convertible Preferred Shares are not obligated to absorb loss; accordingly, no loss is allocated to them.

The Company reported loss from continuing operations for the six months ended June 30, 2011. As such, diluted earnings (loss) per share is computed in the same manner as basic earnings (loss) per share is computed, even the Company has net income after adjusting for a discontinued operations. Options and warrants were excluded from the weighted average shares outstanding for the diluted per share calculation because the effect would be anti-dilutive.

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INTERIM REPORT 2011

19.	COMMITMENTS

As of June 30, 2011 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by June 30, 2012.

At June 30,
2011
Facility construction	$82,940
Machinery and equipment	536,869
$619,809

20.	DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2011 and 2010, respectively.

21.	CONTINGENT LIABILITY

In 2007, the Company entered into equipment purchase and cooperative manufacturing arrangements (the “Arrangements”) with an unrelated semiconductor manufacturer (the “Counterparty”). The equipment was relocated by 2008 as scheduled. In 2009, the Company received notifications from the Counterparty that the Company was responsible for additional equipment relocation expenses and a portion of the losses incurred during the term of the cooperative manufacturing arrangement. The Company has contested the claims and requested further information supporting the Counterparty’s claims. The Counterparty filed a demand for dispute arbitration in late 2009 for the equipment relocation expenses. The Company recorded its best estimate of the probable amount of its liability on the claims in the consolidated financial statement as of and during the year ended December 31, 2009.

In the end of 2010, the Counterparty has filed further claims under the cooperative manufacturing arrangement. The Company settled all of the disputes related to the equipment relocation claims and is continuing its investigations and negotiations with the Counterparty under the cooperative manufacturing arrangement. The contingent liability recorded as of June 30, 2011 represented the Company’s best estimate of the probable loss.

22.	SETTLEMENT

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The major terms of the 2009 Settlement Agreement include 1) payment to TSMC of an aggregate of US$200 million in installments over a period of four years, and 2) Commitment to grant to TSMC of 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share, after giving effect to the share issuances and are subject to receipt of required government and regulatory approvals.

On July 5, 2010, the Company issued 1,789,493,218 shares and warrant to subscribe for 707,899,976 shares as adjusted under the anti-dilutive clause pursuant to the 2009 Settlement Agreement to TSMC. As of June 30, 2011, the number of ordinary shares deliverable to TSMC upon exercise of the warrant was further adjusted to 817,077,531. TSMC has not exercised any part of the warrant.

As of June 30, 2011, the Company repaid $125 million in promissory notes to TSMC in connection with the 2009 Settlement Agreement.

48	SMIC
INTERIM REPORT 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 7 September, 2011	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director